EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
TOYOTA MOTOR CREDIT CORPORATION

I, James Schofield, certify that:

(a)  A review of Toyota Motor Credit Corporation’s activities and of its performance under the Sale and Servicing Agreement, dated as of January 31, 2022, as amended (the “Sale and Servicing Agreement”), among Toyota Auto Finance Receivables LLC, as seller, Toyota Motor Credit Corporation, as servicer (in such capacity, the “Servicer”) and sponsor, and Toyota Auto Receivables 2022-A Owner Trust, as issuer, during the year ended December 31, 2023 has been made under my supervision.

(b)  To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 26, 2024

By:  /s/ James Schofield
James Schofield
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation, as Servicer of
Toyota Auto Receivables 2022-A Owner Trust